UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission
File Number: 000-23017
CUSIP Number: N/A
(Check One):       ☐ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-QSB ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended:   September 30, 2007
☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Echo Therapeutics, Inc.

Full Name of Registrant
Sontra Medical Corporation

Former Name if Applicable
10 Forge Parkway

Address of Principal Executive Office (Street and Number)
Franklin, MA 02038

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, NCSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant was unable, without unreasonable effort or expense, to prepare its third-quarter financial statements in a timely manner because of the additional time needed to assess the purchase price allocation and related accounting treatment for the Registrant’s acquisition, through a wholly owned subsidiary, of Durham Pharmaceuticals, Ltd., which was completed on September 14, 2007 and previously reported on the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2007. The Company expects to file the Form 10-QSB on or before November 19, 2007, as prescribed by Rule 12b-25.

PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Harry G. Mitchell	508	530-0311

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Echo Therapeutics, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2007	By:	/s/ Harry G. Mitchell

Harry G. Mitchell
Chief Financial Officer and Chief Operating Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).